UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                Washington, DC 20549

                       FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934
 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES ACT OF 1934.

       Commission file number: 000-29767

        International Group Holdings Inc.
(Exact name of registrant as specified in its charter)
    2457 E. Sunrise Boulevard
    Fort Lauderdale, Florida. 33304

        561 809 4033
  (Address, including zip code, and telephone)
   number, including area code, of registrant's principal executive offices)

         Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

                     None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [ ]  Rule 12h-3(b)(1)(i)   [ ]
Rule 12g-4(a)(1)(ii)  [x]  Rule 12g-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(2)(i)   [ ]  Rule 12g-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(ii)  [ ]  Rule 12g-3(b)(2)(ii)  [ ]
                  Rule 15d-6    [ ]

Approximate number of holders of record as of the certification or notice date:
                    240

Pursuant to the requirements of the Securities Exchange Act of 1934 International Group Holdings, Inc.,has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Signed this 10th Day of December 2003       s/ Gregg Fryett
..                                           Gregg Fryett. President